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                              July 9, 2020

       Brian S. John
       Chief Executive Officer
       Jupiter Wellness, Inc.
       725 N. Hwy A1A, Suite C-106
       Jupiter, FL 33477

                                                        Re: Jupiter Wellness,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 17, 2020
                                                            File No. 333-239229

       Dear Mr. John:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 27, 2020 letter.

       Registration Statement on Form S-1 filed June 17, 2020

       Prospectus Summary
       Our Growth Strategy, page 2

   1. We note that you have started selling products named "Wellness 1937 Temple Tonic" and other products
"formulated to provide immediate cooling relief for pain." Products that are intended for use in
the diagnosis, cure, mitigation, treatment, or prevention of disease and/or intended to
affect the structure or any function of the body are considered drugs under the Federal Food,
Drug and Cosmetic Act and subject to FDA approval. Please
                                                        revise to describe the
regulatory status of these products, or revise to avoid
                                                        unsubstantiated
therapeutic claims.
 Brian S. John
FirstName   LastNameBrian S. John
Jupiter Wellness, Inc.
Comapany
July 9, 2020NameJupiter Wellness, Inc.
July 9,2 2020 Page 2
Page
FirstName LastName
Use of Proceeds, page 23

2. We note that you will use proceeds to discharge your $1,000,000 promissory note. Please revise this section to disclose the interest rate and maturity date of the note. Refer to
         Instruction 4 of Item 504 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Significant Accounting Policies and Estimates, page 33

3. Please disclose the methods that management used to determine the fair value of the company's shares and the nature of the material assumptions involved, the extent to which the estimates are considered highly complex and subjective, and the fact that these estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.
4. We see that the expected initial public offering price is $7.50 per unit, which includes common stock and a warrant. Please tell us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price attributed to common stock. This information will help facilitate our review of your accounting for equity issuances including stock compensation.
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

5. Please request your accounting firm to revise the last sentence of their opinion to refer to the periods opined upon for the results of operations and cash flows. Refer to AS
         3101.02(e). This comment also applies to the report on page F-30.
Note 2. Significant Accounting Policies
Inventory, page F-8

6. Please disclose the basis of stating inventories (for example, first-in first-out). Refer to
         ASC 330-10-50-1.
Revenue Recognition, page F-8

7. Please disclose when you typically satisfy your performance obligations, the significant payment terms, the nature of the goods or services you have promised to transfer, obligations for returns, refunds and similar obligations, and types of warranties and related obligations. Refer to ASC 606-10-50-12.
Condensed Consolidated Financial Statements
Note 2. Significant Accounting Policies, Revenue Recognition, page F-20

8. Please tell us how you considered the disclosure of disaggregated revenue required by
         ASC 606-10-50-5.
 Brian S. John
Jupiter Wellness, Inc.
July 9, 2020
Page 3
Note 11. Acquisition of Magical Beasts, LLC, page F-26

9. Please disclose the method of determining the fair value of the stock options issued as consideration. Refer to ASC 805-30-50-1(b)(4).
Exhibits

10. We note that your forum selection provision in your Second Amended and Restated
       Certificate of Incorporation filed as Exhibit 3.5 identifies the New York as the sole and exclusive forum for certain litigation. Under an appropriately titled risk factor, please describe the exclusive forum provision and the types of actions to which it relates and disclose that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers, or other employees and may discourage lawsuits with respect to such claims.
       Please also disclose whether this provision applies to actions arising under the Securities
       Act or Exchange Act. If this provision does not apply to actions arising under the
       Securities Act or Exchange Act, please also ensure that the exclusive forum provision in your Second Amended and Restated Certificate of Incorporation states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kristin Lochhead at 202-551-3664 or Kate Tillan at 202-551-3604 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                             Sincerely,
FirstName LastNameBrian S. John
                                                             Division of
Corporation Finance
Comapany NameJupiter Wellness, Inc.
                                                             Office of Life
Sciences
July 9, 2020 Page 3
cc:       Arthur S. Marcus, Esq.
FirstName LastName